Dimensional
January 10, 2017

Via EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
Judiciary Plaza–Room 5422
100 F Street, N.E.
Washington, D.C. 20549-9303

Attention:  Ms. Elisabeth Bentzinger

Re:	DFA Investment Dimensions Group Inc.
File Nos. 2-73948 and 811-3258

Dear Ms. Bentzinger:

On behalf of DFA Investment Dimensions Group Inc. (the "Registrant"), the following are the responses to the Staff's comments conveyed with regard to Post-Effective Amendment Nos. 199/200 to the Registration Statement of the Registrant (the "Amendment"), filed with the U.S. Securities and Exchange Commission (the "SEC") on October 11, 2016, pursuant to the Investment Company Act of 1940, as amended (the "1940 Act"), and Rule 485(a)(2) under the Securities Act of 1933, as amended (the "1933 Act").

Each SEC Staff comment is summarized below, followed by the Registrant's response to the comment.  Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Amendment.

Prospectus-Cover Page

1. Comment.  Please update the series and class identifiers to reflect the Portfolio's ticker symbol.

   Response.  The requested revisions will be made when the ticker symbol is available.

Prospectus-Summary Section

2. Comment.  Please add a footnote to the "Annual Fund Operating Expenses" table stating that the "Acquired Fund Fees and Expenses" of the Portfolio are based on estimated amounts for current fiscal year.

   Response.  The requested revision has been made.

3. Comment.  Please insert the expense limitation amount into the applicable footnote to the "Annual Fund Operating Expenses" table.

U.S. Securities and Exchange Commission
January 10, 2017

   Response.  The requested revision has been made.

4. Comment.  With respect to the fee waiver footnote to the "Annual Fund Operating Expenses" table, please revise the footnote to clarify that the recapture of expenses pursuant to such agreement is in accordance with the guidance set forth in the 2009 Investment Companies Industry Developments Audit Risk Alert ARA-INV.73 ("2009 Audit Risk Alert") which states:

The SEC staff has seen instances where funds instituted a cap in the first year of operations and then increased the cap in subsequent years above the current expense ratio. The SEC staff reminds registrants that they cannot begin to recapture prior year expenses incurred under previous expense cap arrangements solely because of an increase in the current year's expense cap. Prior year expenses can be recaptured only if the current expense ratio is less than the prior year expense cap that was in place when such prior year expenses were waived.

   Response.  The Registrant believes that the disclosure in the fee waiver footnote to the "Annual Fund Operating Expenses" table is responsive to the requirements of Instruction 3(e) of Item 3 of Form N-1A and respectfully declines to include additional disclosure.  The Registrant does, however, confirm supplementally that any recapture of expenses pursuant to the Fee Waiver and Expense Assumption Agreement will be in accordance with the 2009 Audit Risk Alert.

5. Comment.  Please add language to the introductory paragraph to the "Example" to state that the expenses apply whether you hold the shares or redeem the shares.

   Response.  The Registrant has revised the disclosure to remove the reference to redemptions at the end of the periods.

6. Comment.  Please disclose in the "Principal Investment Strategies" section that for purposes of the Portfolio's 80% policy, derivatives are valued in accordance with the SEC Staff's position that the 80% test required pursuant to Rule 35d-1 under the 1940 Act is an asset-based test (i.e., not an exposure test) and, accordingly, the Portfolio may not use notional value for purposes of Rule 35d-1.

   Response.  The Registrant confirms supplementally that, for purposes of the 80% policy, the value of the derivatives in which the Portfolio will invest will be calculated in the same way that the value of derivatives is calculated when calculating the Portfolio's net asset value.  Derivative instruments are valued at market price (not notional value) and may be fair valued, for purposes of calculating the Portfolio's net asset value.

7. Comment.  In light of the fact that 70% of the Portfolio's assets may be invested in U.S. companies, please explain supplementally how the Portfolio's name is not deceptive.

U.S. Securities and Exchange Commission
January 10, 2017

   Response.  The disclosure has been revised to state that, under normal circumstances, the Portfolio, through its investments in the Underlying Funds, may invest up to 60% of its net assets in U.S. companies (unless market conditions are not deemed favorable by the Advisor, in which case the Portfolio, through its investments in the Underlying Funds, may invest up to 70% of its net assets in U.S. companies).

8. Comment.  Please disclose the risk of investing in equity securities in both the "Principal Risks" and "Additional Information on Investment Objective and Policies" sections of the Prospectus.

   Response. The risk of investing in equity securities has been incorporated into the "Principal Risks" section of the Prospectus.

9. Comment.  Please state the maximum market capitalization of the Portfolio in the "Principal Investment Strategies" section of the Prospectus.

   Response.  The requested revision has been made.

10.              Comment.  Please include disclosure in both the "Principal Investment Strategies" and "Additional Information on Investment Objective and Policies" sections indicating that the 80% policy applies to the value of the Portfolio's net assets, plus the amount of any borrowings for investment purposes.

   Response.  The applicable disclosure is included on page 1 of the Portfolio's statement of additional information ("SAI") in the "Portfolio Characteristics and Policies" section.

11.             Comment.  Please explain "free float,"  "momentum" and "trading strategies" in plain English in the "Principal Investment Strategies" section of the Prospectus.

  Response.  The requested revisions have been made in the "Additional Information on Investment Objective and Policies" section of the Prospectus.

12.            Comment.  Please explain how relative value is determined or measured in the "Principal Investment Strategies" section of the Prospectus with respect to the statement that "allocations by the Global Small Company Portfolio among the Underlying Funds within the ranges described above are determined by the relative value of the holdings of the Underlying Funds."

  Response.  The disclosure has been revised to clarify how the Advisor determines allocations to the Underlying Funds.

13.            Comment.  Please clarify in the "Principal Investment Strategies" section of the Prospectus how the Advisor determines allocations to the Underlying Funds.

U.S. Securities and Exchange Commission
January 10, 2017

   Response.  As noted above, the disclosure has been revised to clarify how the Advisor determines allocations to the Underlying Funds.

14.              Comment.  In light of the Portfolio's disclosure in the "Principal Investment Strategies" section of the Prospectus stating that "periodically, the Advisor will review the allocations for the Portfolio in each Underlying Fund and may adjust allocations to the Underlying Funds or may add or remove Underlying Funds in the Portfolio without notice to shareholders," please confirm whether the Portfolio will provide a supplement to the Prospectus to shareholders after such changes.

   Response.  The Registrant confirms that changes to the Portfolio's Underlying Funds that would materially impact the principal investment strategies and/or risks of the Portfolio would be included in a supplement to the Prospectus to shareholders.

15.              Comment.  Please include the risk of losing money (i.e., as a risk of investing in the Portfolio) in an introductory paragraph of the "Principal Risks" section, as opposed to in the "Market Risk."

   Response.  The requested revision has been made.

16.              Comment.  The "Derivatives Risk" included in the "Principal Risks" section  of the Prospectus references counterparty, liquidity, interest rate, market, credit, and management risks, as well as risk of improper valuation.  Please briefly describe each of these risks.

   Response.  The requested revisions have been made in the "Additional Information on Investment Objective and Policies" section of the Prospectus.

17.              Comment.  Please include the following statement if the Portfolio is sold through an insured depository institution:  "An investment in the Portfolio is not a deposit of a bank and is not insured by the Federal Deposit Insurance Corporation or any other government agency."

   Response.  The Registrant confirms supplementally that the Portfolio is not sold through an insured depository institution.

18.              Comment.  Please supplementally disclose the broad-based securities market index to be utilized by the Portfolio.

   Response.  The Registrant confirms supplementally that, currently, it is anticipated that the broad-based securities market index to be utilized by the Portfolio is the MSCI ACWI Small Cap Index; however, this is subject to change in the future.

19.              Comment.  Please replace "since inception" with the year each portfolio manager will begin his service with the Portfolio.

U.S. Securities and Exchange Commission
January 10, 2017

   Response.  The date that the Portfolio will commence operations has not yet been determined and the Registrant believes the statement of "since inception" for the date each portfolio manager will begin his service with the Portfolio is sufficient for purposes of Item 5 of Form N-1A.

Prospectus-Additional Information on Investment Objective and Policies

20.            Comment.  Pursuant to Item 9(a) of Form N-1A, please state the Portfolio's investment objective.

 Response.  The Portfolio discloses its investment objective in the Summary section of the Prospectus in response to Item 2 of Form N-1A. Further, General Instruction C.3(a) states that information that is included in response to Items 2 through 8 need not be repeated elsewhere in the Prospectus.

21.            Comment.  With respect to the Portfolio's 80% policy, please confirm that the Portfolio will look through to the Underlying Fund's investments for purposes of meeting the policy.

Response.  The Registrant confirms supplementally that the Portfolio will look through to the Underlying Fund's investments for purposes of meeting its 80% policy, which is disclosed in the following statement in the "Principal Investment Strategies" and "Additional Information on Investment Objective and Policies" sections of the Prospectus:

As a non-fundamental policy, under normal circumstances, the Portfolio, through its investments in the Underlying Funds, will invest at least 80% of its net assets in securities of small companies.

22.            Comment.  Please remove the repetitive disclosure regarding investments in exchange-traded funds ("ETFs") and money market funds involving a duplication of certain fees and expenses in the "Additional Information on Investment Objective and Policies" section of the Prospectus.

 Response.  The requested revision has been made.

23.            Comment.  If the Portfolio will be investing in ETFs as a principal investment strategy, please include the strategy and corresponding risk in the "Principal Investment Strategies" section of the Prospectus.

 Response.  The disclosure has been revised to clarify that, at the present time, the Portfolio will not invest in ETFs as a principal investment strategy.

24.            Comment.  Please confirm that the disclosure related to derivatives included in the "Principal Investment Strategies" section of the Prospectus conforms with the standards set forth in the letter from the SEC staff to the Investment Company Institute regarding derivatives-

U.S. Securities and Exchange Commission
January 10, 2017

related disclosures ("ICI Letter").

Response.  The Registrant believes that the Portfolio's derivatives disclosure meets the standards in the ICI Letter in that the disclosure identifies the specific types of derivatives that may be used and how such derivatives will be used in connection with the Portfolio's principal investment strategies.

25.           Comment.  The Portfolio should commit to investing 40% of its assets outside the U.S. due to the use of "Global" in the Portfolio's name.

Response:  As noted above, the disclosure has been revised to state that, under normal circumstances, the Portfolio, directly or through its investments in the Underlying Funds, may invest up to 60% of its net assets in U.S. companies (unless market conditions are not deemed favorable by the Advisor, in which case the Portfolio, directly or through its investments in the Underlying Funds, may invest up to 70% of its net assets in U.S. companies).

26.           Comment. Please disclose how the Portfolio defines non-U.S. investments.

Response:  The requested disclosure has been inserted into the Portfolio's SAI under the "Issuer Location" section.

27.           Comment.  The principal risks should be disclosed in response to Item 9 of Form N-1A and the risks in the "Principal Risks" section of the Prospectus should be a summary of the Item 9 risk disclosure.  Please provide Item 9 risk disclosure for the Portfolio.

Response:  The Portfolio discloses all of its principal risks in the "Principal Risks" section of the Prospectus in response to Item 4(b)(1) of Form N-1A. General Instruction C.3(a) states that information that is included in response to Items 2 through 8 need not be repeated elsewhere in the prospectus.  The Registrant, however, as noted above, has included additional Item 9 risk disclosure in response to comment #16.

28.           Comment.  Please include disclosure with respect to temporary defensive positions.

Response:  Disclosure with respect to temporary defensive positions is included in the "Additional Information on Investment Objective and Policies" section of the Prospectus on page 5.

29.           Comment.  In the "Portfolio Construction" section of the Prospectus, please state that the Portfolio and Underlying Funds may hold privately placed convertible debentures.  If this is a principal investment strategy, please include it in the "Principal Investment Strategies" section of the Prospectus.

U.S. Securities and Exchange Commission
January 10, 2017

 Response. The Portfolio and Underlying Funds do not invest in privately placed convertible debentures as a principal investment strategy and the reference to such investments has been removed from the "Portfolio Construction" section of the Prospectus.

Prospectus-Management of the Fund

30.           Comment.  Please state the management fee as a percentage of the Portfolio's net assets in the "Management of the Fund-Management Fees" section of the Prospectus.

Response.  The management fee is stated as a percentage of the Portfolio's net assets in the "Annual Fund Operating Expenses" table, which is cross-referenced to in the "Management of the Fund-Management Fees" section of the Prospectus.  The Portfolio does not use breakpoints, so there is no additional information to include in this section.

31.           Comment.  For each sub-advisor, please describe the sub-advisor's experience as a sub-advisor.

Response.  The Registrant believes the information provided with respect to each sub-advisor is responsive to Item 10(a)(1)(i) of Form N-1A.  The disclosure includes each sub-advisor's name, address and experience (e.g., assets under management of all Dimensional affiliated advisors) and the services provided to the Portfolio.

32.           Comment.  Please explain supplementally whether the Portfolio will seek shareholder approval before utilizing the manager of managers structure.

Response.  The manager of managers structure will be approved by the initial shareholder of the Portfolio.

33.           Comment.  Please include disclosure that the recapture of expenses pursuant to Fee Waiver and Expense Assumption Agreement is in accordance with the guidance set forth in the 2009 Audit Risk Alert.

Response.  The Registrant believes that the disclosure regarding the Fee Waiver and Expense Assumption Agreement is responsive to the requirements of Item 10(a)(1) of Form N-1A and respectfully declines to include additional disclosure.  The Registrant does, however, confirm supplementally that any recapture of expenses pursuant to the Fee Waiver and Expense Assumption Agreement will be in accordance with the 2009 Audit Risk Alert.

Prospectus-Valuation of Shares

34.           Comment.  In the "Valuation of Shares-Net Asset Value" section of the Prospectus, please clarify that the "Foreign Equity Funds" are included as International Equity Underlying Funds for purposes of the disclosure in that section's eighth paragraph.

U.S. Securities and Exchange Commission
January 10, 2017

Response.  The requested revision has been made.

35.          Comment.  Please include a line item in the "Annual Fund Operating Expenses" table disclosing the shareholder services fees paid by the Portfolio.

Response.  The shareholder services fees, if any, will not be paid by the Portfolio under a plan adopted pursuant to Rule 12b-1 of the 1940 Act.  Accordingly, to the extent the Portfolio pays shareholder services fees they will be included in the "Other Expenses" line item of the "Annual Fund Operating Expenses" table.

SAI-Investment Limitations

36.          Comment.  In the "Investment Limitations" section of the SAI, please disclose the 1940 Act permitted exceptions related to making loans and issuing senior securities identified in investment limitation numbers 2 and 7, respectively.

                               Response.  The Portfolio identifies the 1940 Act permitted exceptions related to making loans and issuing senior securities (i.e., that are applicable to the Portfolio) in the fourth and sixth paragraphs, respectively, following the enumerated investment limitations.

37.          Comment.  In investment limitation number 8 regarding industry concentration, it states that the Portfolio will not invest more than 25% of its net assets in an industry.  The restriction should reference "total assets" as opposed to "net assets," even though Form N-1A references "net assets."  The reference to "net assets" in Form N-1A is a scrivener's error.

                               Response.  The Registrant could not locate any written guidance that stated "total assets" must be utilized with respect to industry concentration.

SAI-Cash Management Practices

38.         Comment.  The "Cash Management Practices" section discusses investments that may be used for temporary defensive purposes but includes items that are not "cash."   Should this section be renamed?

                              Response.  The "Cash Management Practices" section discloses how the Portfolio and Underlying Funds invest uncommitted cash balances in order to earn income.  Cash may be uncommitted pending investment in other securities, payment of redemptions or in other circumstances where the Advisor believes liquidity is necessary or desirable.  Accordingly, this section is appropriately named because it discloses how the Portfolio "manages" cash by investing it in the listed permissible investments.

39.         Comment.  The Underlying Funds are permitted to invest in money market funds.  Please explain how this does not create an impermissible "fund of funds" arrangement.

U.S. Securities and Exchange Commission
January 10, 2017

                              Response.  The Portfolio invests in the Underlying Funds in reliance on Section 12(d)(1)(G) of the 1940 Act, which requires, among other things, that each Underlying Fund have a policy prohibiting it from acquiring registered open-end investment companies or registered unit investment trusts in reliance of Sections 12(d)(1)(F) or (G).  The Underlying Funds invest in money market funds in reliance on Rule 12d1-1 of 1940 Act (i.e., as opposed to Sections 12(d)(1)(F) or (G)).

SAI-Directors and Officers

40.        Comment.  Please update the information in the "Directors and Officers" section for the fiscal year ended October 31, 2016.

                             Response.  The requested revisions have been made.

SAI-Portfolio Managers

41.         Comment.  Please update the information in the "Other Managed Accounts" section to be as of the most recent practicable date.  The current information is as of October 31, 2015.

                              Response.  The requested revisions have been made.

Part C

42.         Comment.  Except where permitted under Rule 483 under the 1933 Act, file executed contracts, not forms of contracts, as exhibits.

                              Response.  The exhibits for the Registrant will be filed in accordance with Rule 483 in future filings.
* * * * * *
Please do not hesitate to contact Ms. Cresswell at (215) 564-8048, if you have any questions or wish to discuss any of the responses presented above.

Very truly yours,

/s/ Carolyn L. O
Carolyn L. O, Esq.
Vice President
DFA Investment Dimensions Group Inc.